TOMRA

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.


06017970

Asker, 18 October 2006

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards



Håkon Volldal
VP Investor Relations & Business Development
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

17.10.06 16:32 Marked=OB **TOM THIRD QUARTER 2006 RESULTS** delårsresultat 1084K 1099K

Revenues of 1,068 MNOK (+67 percent relative to 641 MNOK in third quarter 2005)
Operating profit of 194 MNOK (71 MNOK in third quarter 2005)
Cash flow from operations of 121 MNOK (66 MNOK in third quarter 2005)

Collection Technology
Revenues equaled 645 MNOK in third quarter 2006, an increase of 116 percent versus last year. Year-to date revenues are up 118 percent. The main driver for both the quarterly and year-to-date growth is increased sales to Germany. The operating profit in the quarter came in at 146 MNOK versus 40 MNOK last year.

Europe
Revenues amounted to 541 MNOK in third quarter 2006, up 169 percent versus last year. In Germany TOMRA installed ~2,150 new machines and upgraded 150 existing machines during the quarter.

US East & Canada
Revenues equaled 16.4 MUSD in third quarter 2006, up 9 percent compared to last year. Year-to-date revenues are up 4 percent measured in USD and 5 percent measured in NOK.

Materials Handling
Revenues in third quarter 2006 increased by 21 percent to 46.6 MUSD. Year-to-date revenues are up 16 percent measured in USD and 17 percent measured in NOK. The main driver is increased volumes and attractive commodity prices in California. Operting profits increased from 32 MNOK in third quarter last year to 42 MNOK this year.

Industrial Processing Technology
Revenues in the quarter amounted to 127 MNOK, an increase of 34 percent versus 2005. Year-to-date revenues are up 33 percent. Strong organic growth in TiTech is the main reason for the increased revenues. Operating profits were up from 15 MNOK in third quarter 2005 to 20 MNOK this year.

Development initiatives
UK
TOMRA and TESCO continue to work together on the roll-out of 100 TOMRA recycling centers ordered in June. Installation sites have been defined and production of the first centers initiated. The first center will be installed end of October/beginning of November

Japan
The total number of TOMRA installations in Japan is 125. In Tokyo, TOMRA and Sumitomo Corporation now have a total of 27 reverse vending machines installed in six wards. Several machines will be installed in October and during the remainder of the year.

Greece

As commented in the second quarter report, TOMRA has received and order from Greece for a minimum of 210 RVMs. The order has been placed by a private company in Greece, and the machines will be installed in Athens. The first centers with TOMRA machines were opened in August this year.

Asker, 17 October 2006
Tomra Systems ASA


TOMRA®

THIRD QUARTER 2006

Highlights from third quarter 2006 include:

- Strong performance in all business areas
- Revenues of 1,068 MNOK (+67 percent relative to 641 MNOK in third quarter 2005)
- Operating profit of 194 MNOK (71 MNOK in third quarter 2005)
- Cash flow from operations of 121 MNOK (66 MNOK in third quarter 2005)
- 500 MNOK bank loan agreement to change capital structure

TOMRA THIRD QUARTER 2006

CONSOLIDATED FINANCIALS

Revenues in third quarter 2006 amounted to 1,068 MNOK, up 67 percent from 641 MNOK last year. Organic growth adjusted for currency fluctuations and the acquisition of CommoDaS was 60 percent.

Gross margin equaled 35 percent in third quarter 2006, which is down from 39 percent in the corresponding quarter in 2005. This is a temporary decline due to a high volume contract in Germany with lower gross margin. Operating profit in the quarter equaled 194 MNOK, a significant improvement compared to the operating profit of 71 MNOK last year. The increased profitability is a result of strong performance in all business areas compared to last year. Net financial income in the period was negative at 5 MNOK influenced by a negative agio of 4 MNOK.

Cash flow from operations in the third quarter 2006 equaled 121 MNOK and the total cash balance at the end of the quarter was 15 MNOK. The main reasons for the change in the cash balance versus last year are increased working capital requirements related to Germany, growth in materials handling and buybacks of approximately 3 million shares.

SEGMENT REPORTING

Collection Technology

Revenues in the Collection Technology segment equaled 645 MNOK in third quarter 2006, an increase of 116 percent versus last year. Year-to date revenues are up 118 percent. The main driver for both the quarterly and the year-to-date growth is increased sales to Germany.

Gross margin in the third quarter 2006 equaled 38 percent, down from 47 percent in the corresponding period last year. This is a consequence of the impact of the 4,000 machine order from Germany. The operating profit of 146 MNOK in the third quarter 2006 represents a significant improvement over last year when TOMRA generated 40 MNOK in operating profit.

Figures in NOK million	3q06	3q05	9m06	9m05
Revenue	645	299	1804	827
- Nordic	*88*	*98*	*282*	*280*
- Central Europe	*453*	*103*	*1238*	*276*
- Rest of Europe	-	-	-	-
- US East & Canada	*104*	*98*	*284*	*271*
Gross contribution*	242	141	753	382
- in %	*38%*	*47%*	*42%*	*46%*
Operating expenses**	96	101	312	331
Operating profit	146	40	441	51
- in %	*22%*	*13%*	*24%*	*6%*
** includes charges of*	-	*6*	-	*12*
***includes charges of*	-	-	-	*40*

Europe

Revenues in Europe equaled 541 MNOK in the third quarter 2006, up 169 percent versus third quarter 2005. Adjusted for currency fluctuations, growth was 164 percent versus last year as TOMRA benefits from a stronger EURO.

In Germany TOMRA has so far received orders for approximately 9,800 reverse vending machines. Around 200 machines were added to TOMRA's order book during the third quarter. There are ongoing discussions with German retailers regarding new contracts, but visibility in terms of when the contracts will be awarded and to whom is limited. Consequently TOMRA's order intake during a specific quarter will vary.

TOMRA installed 2,150 new machines and upgraded 150 existing machines in the third quarter, thus getting close to the previously announced estimate of 2,400 machines. Of the 2,100 machines that were previously scheduled for installation in the fourth quarter this year, 800 will be moved into 2007 as customers have requested more time to prepare stores for installation. There are no capacity constraints on TOMRA's side.

Revenues from European markets outside Germany in the third quarter 2006 decreased by 2 percent compared to last year. The two main reasons are high machine volumes in Holland last year related to replacement of old machines with vertical infeed and in Denmark related to several new store openings. As a result of increased focus, service revenues from mature European markets are up versus last year, e.g.., by 7 percent in the Nordic region and by 15 percent in Western Europe (ex. Germany).

A total of approximately 1,000 UNOs, an RVM intended for small stores, have been sold so far in 2006. Tests in the Nordic countries and in Germany by potential high-volume customers are progressing well.

In Finland the special levy on non-refillable plastic bottles will be removed as of 1 January 2008 provided a proper recycling system is established for these containers. Most likely the current deposit system will be expanded to include non-refillable plastic bottles. This presents TOMRA with an opportunity to replace old machines with new and to expand backroom solutions.

US East & Canada

Revenues in US East and Canada equaled 16.4 MUSD in third quarter 2006, up 9 percent compared to third quarter 2005. Favorable machine placements and mix effects were the key drivers as container volumes in the quarter were down 7 percent. Declining container volumes are a consequence of the underlying shift in consumption away from deposit containers such as beer and carbonated soft drinks to non-deposit containers such as bottled water. Year-to-date revenues are up 4 percent measured in USD and 5 percent measured in NOK.

Materials Handling

Revenues within Materials Handling in third quarter 2006 increased by 21 percent to 46.6 MUSD. Year-to-date revenues are up 16 percent measured in USD and 17 percent measured in NOK.

Gross margin is down compared to last year due to more sourcing of commercial volumes in California. Volumes are sourced in order to optimize current infrastructure and contractual arrangements. Despite a lower gross margin, the operating profit margin improved on the back of cost reductions. 42 MNOK in operating profit represented a strong development versus 32 MNOK last year.

Figures in NOK million	3q06	3q05	9m06	9m05
Revenue	296	247	755	647
- US East & Canada	*144*	*143*	*381*	*364*
- US West	*152*	*104*	*374*	*283*
Gross contribution	72	65	166	153
- in %	*24%*	*26%*	*22%*	*24%*
Operating expenses	30	33	91	93
Operating profit	42	32	75	60
- in %	*14%*	*13%*	*10%*	*9%*

In the US East and Canada, revenues in the quarter increased by 2 percent to 22.6 MUSD. Growth was driven by a processing agreement in Canada and by materials marketing activities, partly offset by a 6 percent decline in container volumes (as commented under Collection Technology, US East & Canada). Year-to-date revenues are up 4 percent measured in USD and 5 percent measured in NOK compared to last year.

The Californian operations experienced a significant revenue increase of 47 percent to 24.0 MUSD in third quarter due to 14 percent growth in container volumes, favorable commodity pricing and processing on behalf of third party entities. Year-to-date revenues are up 31 percent measured in USD and 32 percent in NOK.

On 30 September, the State of California decided to increase the redemption value for small deposit containers from 4 to 5 cents and from 8 to 10 cents for large containers with effect from 1 January 2007. The motivation for doing this is to increase recycling rates in California from 60 percent to 70 percent. Increased volumes will have a positive effect on TOMRA's revenues and profits.

Industrial Processing Technology

Third quarter 2006 revenues amounted to 127 MNOK, an increase of 34 percent versus the same period in 2005. Growth was driven by strong sales in both TiTech and Orwak Group and the inclusion of CommoDaS.

Figures in NOK million	3q06	3q05	9m06	9m05
Revenue	127	95	349	262
- Nordic	*14*	*21*	*43*	*56*
- Central Europe & UK	*64*	*48*	*195*	*129*
- Rest of Europe	*27*	*12*	*55*	*29*
- US East & Canada	*10*	*-*	*18*	*13*
- Rest of World	*12*	*14*	*38*	*35*
Gross contribution	63	45	168	121
- in %	*50%*	*47%*	*48%*	*46%*
Operating expenses*	41	30	113	103
Operating profit	20	15	55	18
- in %	*16%*	*16%*	*16%*	*7%*
**includes charges of*	-	-	-	3

Year-to-date revenues are up 33 percent, mostly driven by strong organic growth in TiTech. Operating profit increased from 15 MNOK in third quarter last year to 20 MNOK this year.

Recognition and sorting platform
The demand for TiTech equipment continues to be very strong. The company recorded yet another strong quarter in terms of revenues and profit. Year-to-date revenues are up 54 percent. The order backlog is at a record high when measured at the end of the quarter.

CommoDaS contributed positively to the revenue development in the segment and also to the operating profit. Sales are developing favorably and the order backlog of 25 MNOK at the end of third quarter is considerable compared to 75 MNOK in revenues last year.

Volume reduction platform
Performance in the Orwak Group continues to improve. Year-to-date revenues are up 7 percent versus last year driven by improved sales processes and higher stronger demand. The order backlog at the end of the third quarter was at a record high.

Development initiatives
In third quarter 2006 TOMRA only booked minor revenues in this segment. Overall costs related to development activities were slightly reduced compared to last year.

Figures in NOK million	3q06	3q05	9m06	9m05
Revenue	-	-	3	2
- Rest of World	-	-	*3*	*2*
Gross contribution	(1)	-	(2)	0
- in %	-	-	-	-
Operating expenses	9	12	37	58
Operating profit	(10)	(12)	(39)	(58)

The UK
TOMRA and TESCO continue to work together on the roll-out of 100 TOMRA recycling centers ordered in June. Installation sites have been defined and production of the first centers initiated. The first center will be installed end of October/beginning of November.

Japan
The total number of TOMRA installations in Japan is 125. In Tokyo, TOMRA and Sumitomo Corporation now have a total of 27 reverse vending machines installed in six wards. The machines are working according to expectations with almost 700 beverage containers collected per machine per day on average. Several machines will be installed in October and during the remainder of the year. This means TOMRA and Sumitomo are on track towards the short-term goal of installing 100 machines in the Tokyo area before second half next year.

Greece
As commented in the second quarter report, TOMRA has received and order from Greece for a minimum of 210 RVMs. The order has been placed by a private company in Greece, and the machines will be installed in Athens.

On the background of huge waste and litter problems in Athens, the municipality of Athens asked via a tender for self-supporting solutions. The chosen solution came from TOMRA's partner, which proposed to establish recycling centers at central locations for automated collection of beverage containers. The first centers with TOMRA machines were opened in August this year.

OUTLOOK

2006 has so far been an extraordinary year for TOMRA. Unprecedented sales to Germany have resulted in record revenues and profits. As a whole, the RVM industry has so far received orders for more than 17,000 machines. TOMRA's estimate for the total market in Germany until end of 2008 is 30,000 machines. If this estimate is correct, 13,000 more machines will be awarded. Although the exact split of orders between 2007 and 2008 is difficult to predict, it will be challenging for TOMRA to match 2006 volumes from Germany in 2007 and 2008.

TOMRA has several interesting growth opportunities outside Germany. Strong growth in existing businesses such as materials handling and industrial processing technology in combination with an increasing service business and successful commercialization of projects such as the ones in the UK and Japan will impact TOMRA's overall growth and performance significantly. In addition comes attractive opportunities on the RVM side such as deposit expansion in Finland and increased replacement sales in mature markets.

We already see signs of a base business (excluding Germany) that is growing rapidly with increasingly attractive margins. Year-to-date revenues are up 14 percent versus last year, whereas costs have been reduced. As a result, operating profit from the base business on a full year basis is estimated to be up

approximately 40 percent this year compared to 2005 (adjusted for 2005 restructuring charges)

TOMRA will ensure that the company maximizes the value of the German opportunity. Nevertheless, focus will be on nurturing the base business. A double digit growth rate, maintained gross margins and tight control on operational expenses will give a leverage effect on operating profits from this base business of 15-25 percent annually from 2007 onwards. In essence, this constitutes TOMRA's growth aspiration going forward.

CAPITAL STRUCTURE

TOMRA has decided to change its capital structure. The company has therefore entered into a 5 year bilateral bank loan agreement for 500 MNOK

TOMRA currently has a share buyback program in place to acquire up to 10 million shares. End of 3Q 2006 TOMRA had bought back approximately 3 million shares. When the 10 million mark has been reached, TOMRA will call for an extraordinary general meeting to ask for a new authorization to buy back 10 million additional shares. The shares acquired under this proxy will be deleted at a late stage if not used in connection with M&A.

SHARES AND SHAREHOLDERS

The total number of issued shares at the end of third quarter 2006 was 173,641,864 shares, including 3,084,100 treasury shares. In accordance with the decision by the Annual General Meeting, 4,844,695 treasury shares were deleted in July.

The total number of shareholders increased from 12,986 at the end of second quarter 2006 to 13,960 at the end of third quarter 2006. 64.5 percent of TOMRA's shareholders were Norwegian residents at the end of third quarter 2006.

TOMRA's share price decreased from NOK 50.50 to NOK 39.80 during third quarter 2006. The number of shares traded at the Oslo Stock Exchange in third quarter 2006 was 185 million shares compared to 184 million in the same period last year.

CAPITAL MARKETS DAY

The Norwegian Society of Financial Analysts (NFF) will arrange a capital markets day for TOMRA on 9 November 2006 between 09:00 AM and 12:30 PM (breakfast served from 08:30 AM). Visiting address will be Felix Konferansesenter, Aker Brygge, Oslo. TOMRA Group Management will give presentations on the growth opportunities TOMRA now faces in non-deposit markets. If you would like to attend the event, please contact NFF by 8 November. For more information, see www.finansanalytiker.no

Asker, 17 October 2006

The Board of Directors
TOMRA SYSTEMS ASA

Jan Chr. Opsahl	Amund Skarholt
Chairman of the Board	President & CEO

FINANCIAL STATEMENT – THIRD QUARTER 2006

INCOME STATEMENT (Figures in NOK million)	3rd quarter 2006	3rd quarter 2005	Accumulated 30 September 2006	Accumulated 30 September 2005	Full year 2005
Operating revenues	1068.0	641.4	2910.8	1738.0	2413.1
Cost of goods sold	674.2	374.3	1766.2	1035.2	1433.9
Depreciations/write-down	17.8	15.8	59.3	46.4	68.5
Gross contribution	*376.0*	*251.3*	*1085.3*	*656.4*	*910.7*
Operating expenses	159.6	162.2	501.2	523.5	673.5
Depreciations/write-down	22.3	18.0	63.9	78.6	104.2
Operating profit	*194.1*	*71.1*	*520.2*	*54.3*	*133.0*
Net financial income	(4.8)	3.2	(2.1)	9.5	14.5
Profit before taxes	*189.3*	*74.3*	*518.1*	*63.8*	*147.5*
Taxes	62.5	25.5	171.0	27.9	55.2
Net profit continued operations	126.8	48.8	*347.1*	*35.9*	*92.3*
Profit/(loss) on discontinued operations	0.0	1.2	0.0	(70.4)	(70.4)
Net profit for the period	*126.8*	*50.0*	*347.1*	*(34.5)*	*21.9*
Minority interest	(3.8)	(5.8)	(9.8)	(12.1)	(13.6)
Earnings per share (NOK)	*0.71*	*0.25*	*1.94*	*(0.26)*	*0.05*

BALANCE SHEET (Figures in NOK million)	30 September 2006	30 September 2005	31 Dec. 2005
ASSETS			
Intangible assets	828.8	703.7	683.3
Leasing equipment	133.6	145.8	154.0
Other fixed assets	651.1	617.6	659.2
Inventory	602.7	320.1	334.1
Short-term receivables	1037.6	715.0	671.6
Cash and cash equivalents	15.1	572.1	491.4
TOTAL ASSETS	*3268.9*	*3074.3*	*2993.6*
LIABILITIES & EQUITY			
Paid-in capital	1588.9	1596.8	1592.3
Retained earnings	579.6	725.8	573.6
Minority interests	81.4	82.3	75.2
Deferred taxes	18.8	8.1	18.0
Long-term interest-bearing liabilities	15.0	50.3	27.8
Short-term interest-bearing liabilities	8.1	5.0	33.5
Other liabilities	977.1	606.0	673.2
TOTAL LIABILITIES & EQUITY	*3268.9*	*3074.3*	*2993.6*

CASH FLOW STATEMENT (Figures in NOK million)	3rd Quarter 2006	3rd Quarter 2005	Accumulated 30 Sep. 2006	Accumulated 30 Sep. 2005	Full year 2005
Profit before taxes	189.3	74.3	518.1	63.8	147.5
Changes in working capital	(48.1)	(32.8)	(419.0)	(74.7)	(51.4)
Other operating changes	(20.2)	24.8	(6.7)	122.5	146.4
Total cash flow from operations	121.0	66.3	92.4	111.6	242.5
Total cash flow from investments	(70.5)	83.5	(234.1)	(162.3)	(176.5)
Total cash flow from financing	(176.7)	(0.7)	(336.6)	(360.1)	(566.1)
Total cash flow for period	*(126.2)*	*149.1*	*(478.3)*	*(410.8)*	*(500.1)*
Exchange rate effect on cash	12.9	(3.5)	2.0	(0.1)	8.5
Opening cash balance	128.4	426.5	491.4	983.0	983.0
Closing cash balance	15.1	572.1	15.1	572.1	491.4

FINANCIAL STATEMENT – THIRD QUARTER 2006

EQUITY *(Figures in NOK million)*	3rd Quarter 2006	3rd Quarter 2005	Accumulated 30 Sep. 2006	Accumulated 30 Sep. 2005	Full Year 2005
Opening balance	*2117.6*	*2312.2*	*2165.9*	*2596.3*	*2563.8*
Net profit	123.0	44.2	337.3	(46.6)	8.3
Translation difference	63.1	(41.9)	(32.7)	74.8	118.5
Equity settled transactions	0.0	8.1	(93.8)	19.4	15.4
Other equity adjustments	(11.7)	0.0	(3.5)	0.0	(7.7)
Dividend paid	0.0	0.0	(60.9)	(321.3)	(321.3)
Net purchase of own shares	(123.5)	0.0	(143.8)	0.0	(211.1)
Closing balance	*2168.5*	*2322.6*	*2168.5*	*2322.6*	*2165.9*

INTERIM RESULTS *(Figures in NOK million)*	3rd Quarter 2006	2nd Quarter 2006	1st Quarter 2006	4th Quarter 2005	3rd Quarter 2005
Operating revenues (MNOK)	1068.0	1020.4	822.4	675.1	641.4
EBITDA (MNOK)	234.2	243.7	165.5	126.4	104.9
Operating profit (MNOK)	194.1	202.7	123.4	78.7	71.1
Sales growth (year-on-year) (%)	66.5	72.1	63.2	20.1	13.4
Gross margin (%)	35.2	38.8	38.1	37.7	39.2
Operating margin (%)	18.2	19.9	15.0	11.7	11.1
EPS (NOK)	0.71	0.76	0.47	0.31	0.25
EPS (NOK) fully diluted	0.71	0.76	0.47	0.31	0.25

NOTES:

The 2006 and 2005 financial figures have been prepared and presented based upon International Financial Reporting Standards (IFRS). This quarterly report has been prepared in accordance with IAS34, and in accordance with the principles used in the annual accounts for 2005. The quarterly figures do not however include all information required for a full annual financial statement of the Group and should be read in conjunction with the annual financial statement for 2005. The quarterly figures have not been audited. The quarterly reports require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ form these estimates. The significant judgments made by management in preparing these condensed consolidated interim financial statements in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ending 31 December 2005.

Revenue recognition: Revenues from sales and sales-type leases of the company's products are generally recognized at the time of installation. Revenues from service contracts and operating leases of the company's products are recognized over the duration of the related agreements. Other service revenues are recognized when services are provided.

Use of financial instruments: The Group has during first quarter 2006 sold 75 MEUR against NOK at an exchange rate of 8.11. This has been done in order to secure the EURO-nominated income from parts of two firm contracts in Germany. The EURO has been sold on forward contracts where 14 percent expire in 1Q06, 26 percent expire in 2Q06, 35 percent expire in 3Q06 and 25 percent expire in 4Q06. When in accordance with IAS39, the secured part of the revenues from these contracts will be reflected at 8.11. The Group has also sold 7 MGBP against NOK during third quarter 2006 at an exchange rate of 11.86, to secure part of a firm order in UK. The GBP has been sold forward where 43 percent expire in 4Q06, 7 percent expire in 1Q07, 23 percent expire in 2Q07 and 27 percent expire in 3Q07. When in accordance with IAS39, the secured part of the revenues from these contracts will be reflected at 11.86. The Group does not apply hedge accounting on any other contracts or predicted cash flows.

Seasonality: The Materials Handling operations, and to some extent the US Collection Technology operations, are influenced by seasonality. The seasonality mirrors the beverage consumption pattern in the US, which normally is higher during the summer (2Q and 3Q) than during the winter (1Q and 4Q).

Segment reporting: TOMRA has divided its primary reporting format into four business segments: Collection Technology, Materials Handling, Industrial Processing Technology and Development initiatives. In addition, the corporate overhead costs are reported in a separate column. The split is based upon the risk- and return profile of the Group's different activities; also taking into consideration TOMRA's internal reporting structure.

- Collection Technology consists of the sale, lease and servicing of RVMs to retail stores in Europe and North America plus related data management systems, which monitor container collection volumes and related cash flows.
- Materials Handling consists of pick-up, transportation and processing of empty beverage containers on behalf of beverage producers/fillers on the US East Coast and in Canada. In addition, this segment includes the collection activities in California, where TOMRA owns and operates a number of collection centers outside retail stores.
- Industrial Processing Technology consists of TiTech Visionsort, which provides advanced optical sorting systems, and Orwak Group, a leading provider of compaction solutions for recyclables such as cardboard, paper and plastics.
- Development Initiatives consist of general business development activities and projects in Japan and UK. The segment includes the activities related to the development of the Tomra Recycling Center (TRC), a fully automated low cost recycling center for non-deposit markets.
- Group Functions consist of costs related to corporate functions at TOMRA's headquarters.

Assets and liabilities are distributed on the different business segments, except for cash, interest-bearing debt and tax-positions, which are allocated to Group Functions. There are no material segment revenues from transactions with other segments.
Discontinued operations comprise TOMRA's Brazilian operations, which were sold in August 2005. The result from discontinued operations is presented in a separate line in the Profit and Loss statement. The assets and liabilities related to these operations are classified as "held for sale" in the balance sheet and reported on a separate line.

APPENDIX: SEGMENT FINANCIALS

SEGMENT	Collection Technology		Materials Handling		Industrial Processing Technology		Development Initiatives		Group Functions		Total	
(Figures in NOK millions)	3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter		3rd Quarter	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues	645	299	296	247	127	95	-	-	-	-	1068	641
- Nordic	*88*	*98*	-	-	*14*	*21*	-	-	-	-	*102*	*119*
- Central Europe & UK	*453*	*103*	-	-	*64*	*48*	-	-	-	-	*517*	*151*
- Rest of Europe	-	-	-	-	*27*	*12*	-	-	-	-	*27*	*12*
- US East & Canada	*104*	*98*	*144*	*143*	*10*	-	-	-	-	-	*258*	*241*
- US West	-	-	*152*	*104*	-	-	-	-	-	-	*152*	*104*
- Rest of World	-	-	-	-	*12*	*14*	-	-	-	-	*12*	*14*
Gross contribution	242	141	72	65	63	45	(1)	-	-	-	376	251
- in %	*38%*	*47%*	*24%*	*26%*	*50%*	47%	-	-	-	-	*35%*	*39%*
Operating profit	146	40	42	32	20	15	(10)	(12)	(4)	(4)	194	71
- in %	*22%*	*13%*	*14%*	*13%*	*16%*	*16%*	-	-	-	-	*18%*	*11%*

SEGMENT	Collection Technology		Materials Handling		Industrial Processing Technology		Development Initiatives		Group Functions		Total	
(Figures in NOK millions)	Accumulated 30 Sep		Accumulated 30 Sep		Accumulated 30 Sep		Accumulated 30 Sep		Accumulated 30 Sep		Accumulated 30 Sep	
	2006	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**	**2006**	**2005**
Revenues	1804	827	755	647	349	262	3	2	-	-	2911	1738
- Nordic	*282*	*280*	-	-	*43*	*56*	-	-	-	-	*325*	*336*
- Central Europe & UK	*1238*	*276*	-	-	*195*	*129*	-	-	-	-	*1433*	*405*
- Rest of Europe	-	-	-	-	*55*	*29*	-	-	-	-	*55*	*29*
- US East & Canada	*284*	*271*	*381*	*364*	*18*	*13*	-	-	-	-	*683*	*648*
- US West	-	-	*374*	*283*	-	-	-	-	-	-	*374*	*283*
- Rest of World	-	-	-	-	*38*	*35*	*3*	*2*	-	-	*41*	*37*
Gross contribution	753	382	166	153	168	121	(2)	-	-	-	1085	656
- in %	*41%*	*46%*	*22%*	*24%*	*48%*	46%	-	-	-	-	*37%*	*38%*
Operating profit	441	51	75	60	55	18	(39)	(58)	(12)	(17)	520	54
- in %	*24%*	*6%*	*10%*	*9%*	*16%*	*7%*	-	-	-	-	*18%*	*3%*
Assets	1688	1206	727	686	688	499	18	10	148	673	3269	3074
Liabilities	579	388	80	111	135	93	5	2	220	75	1019	669


Helping the world recycle
TOMRA
he world recycle

www.tomra.com

Third quarter 2006

Another strong quarter for TOMRA

- **Strong overall performance**
  - Revenues of 1,068 MNOK *(+67 percent vs. 641 MNOK in third quarter 2005)*
  - Operating profit of 194 MNOK *(71 MNOK in third quarter 2005)*
  - Cash flow from operations of 121 MNOK (66 *MNOK in second quarter 2005)*
- **Performance in TOMRA excluding Germany is very good**
  - 12 percent growth in revenues versus third quarter last year, 14 percent YTD
  - Gross margin remains stable
  - Opex has decreased versus last year despite several new initiatives
- **Change in capital structure**
  - Bank loan agreement for 500 MNOK
  - 3.5 million shares acquired under current buyback program (3.0 million in 3Q)
  - Extraordinary General Meeting to obtain authorization to buy back another 10 million shares when current program has been completed

Financial highlights – Profit and loss statement (IFRS continued operations*)

Figures in NOK million	3Q 2006	3Q 2005	YTD 2006	YTD 2005
Revenues	1068	641	2911	1738
• Collection Technology	645	299	1804	827
• Materials Handling	296	247	755	647
• Industrial Processing Technology	127	95	349	262
• Development Initiatives	0	0	3	2
Gross contribution	376	251	1085	656
Gross margin	*35%*	*39%*	*37%*	*38%*
Operating expenses	182	180	565	602
Operating profit	194	71	520	54
Operating margin	*18%*	*11%*	18%	*3%*
Excluding 2005 restructuring charges				
Gross contribution	376	251	1085	668
Gross contribution margin	*35%*	*39%*	*37%*	*38%*
Operating expenses	182	174	565	549
Operating profit	194	77	520	119
Operating profit margin	*18%*	*12%*	*18%*	*7%*

* Brazilian operations discontinued in August 2005

Financial highlights - Balance sheet and capital structure

Figures in NOK million	30 Sep 2006	30 Sep 2005
ASSETS	3,269	3,074
• Intangible assets	829	704
• Leasing equipment	134	146
• Other fixed assets	651	618
• Inventory	603	320
• Short-term receivables	1,038	715
• Cash and cash equivalents	15	572

- Working capital still high due to high inventory of finished goods and significant short-term receivables in Germany
- Cash balance negatively impacted by 123 MNOK in share buybacks during third quarter
- TOMRA will take on a 500 MNOK bank loan in order to change the capital structure of the company
  - TOMRA currently has a buyback program in place to acquire 10 million shares, 3.5 million shares have already been acquired
  - When 10 million shares have been acquired, TOMRA will ask the AGM for a new authorization to buy back another 10 million shares
  - The shares acquired under the new proxy will be deleted at a later stage if not used in connection with M&A


Helping the world recycle
TOMRA

Collection Technology

Collection Technology – Financials



Figures in NOK million	3Q 2006	3Q 2005	YTD 2006	YTD 2005
Revenues	645	299	1804	827
• Nordic	88	98	282	280
• Central Europe & UK	453	103	1238	276
• US East/Canada	104	98	284	271
Gross contribution	242	141	753	382
in %	*38%*	*47%*	*42%*	*46%*
Operating expenses	96	101	312	331
Operating profit	146	40	441	51
in %	*22%*	*13%*	*24%*	*6%*

Excluding 2005 restructuring charges

	3Q 2006	3Q 2005	YTD 2006	YTD 2005
Gross contribution	242	141	753	394
Gross contribution margin	*38%*	*47%*	*42%*	*48%*
Operating expenses	96	95	312	291
Operating profit	146	46	441	103
Operating profit margin	*22%*	*15%*	*24%*	12%

Collection Technology – Highlights



Europe

- Revenues of 541 MNOK in 3Q 2006, up 169% versus last year
  - ~2,150 machines sold and ~150 machines upgraded in Germany
  - Europe ex. Germany down ~2% versus last year (strong sales in Denmark and Holland last year)
- Orders for ~200 RVMs received in Germany during 3Q 2006
- Single order for 80 new machines in Norway, 60 to be delivered in 4Q06/1Q07
- Service revenues from mature markets up versus last year, e.g., 7% YTD in the Nordic region and 15% in Western Europe

North America

- Revenues of 16.4 MUSD in third quarter, up 9% versus last year; YTD revenues up 4% measured in USD, 5% measured in NOK
- Revenues are up versus last year due to favorable machine placements and mix effects, partly offset by a 7% decline in container volumes due to a shift in consumption from deposit containers (beer/carbonated soft drinks) to non-deposit containers (bottled water)
- Dialogue & legislative debate for potential expansion to include non-carbonated drinks in the bottle bills in New York and Connecticut

Order situation in Germany

TOMRA

ESTIMATES

Order situation in Germany
Number of machines ordered


9,600
200
9,800
7,200
17,000
Acc. TOMRA order intake per 2Q 2006
Tomra order intake in 3Q 2006
Acc. TOMRA order intake per 3Q 2006
Acc. order intake by compe-titors*
Total orders from Germany

- Orders for 8,200 new machines and 1,600 upgrades have been placed with TOMRA so far
- Some new orders in 3Q, e.g., TOOM and other REWE stores
- Accumulated orders to competitors have increased versus 2Q as Sielaff and Trautwein installations are now also included in figures
- Ongoing discussions with big retail groups for new orders – machine deliveries most likely in 2007

* Based on publicly announced orders and TOMRA estimates

Recognition of revenues from Germany




ESTIMATES

Revenue recognition of TOMRA's orders
Number of machines


4Q05
~ 100
1Q06
~ 2,000
2Q06
~ 3,000
3Q06
~ 2,300
4Q06
~ 1,300
2007
~ 1,100
TOTAL
~ 9,800



- 2,150 new machines installed and 150 existing machines upgraded in 3Q
- 800 installations scheduled for 4Q 2006 will be pushed into 2007 on the request of customers, not as a result of capacity problems in TOMRA
- Of the 2,400 machines yet to be installed, ~350 are upgrades

PET opportunity in Finland



- Special tax/levy on non-refillable plastic bottles will disappear from 1 january 2008
- The requirement is that a proper take-back system for these containers is established, e.g., that the containers are included in the deposit system
- TOMRA foresees several opportunities related to this change if PET becomes a part of the Finnish deposit system:
  - Replacement of old machines with vertical infeed (~1,000)
  - Replacement and upgrades of T-6x0 machines (~1,000)
  - New backroom solutions


Helping the world recycle
TOMRA

Materials Handling

Materials Handling – Financials



Figures in NOK million	3Q 2006	3Q 2005	YTD 2006	YTD 2005
Revenues	296	247	755	647
• US East/Canada	144	143	381	364
• US West (California)	152	104	374	283
Gross contribution *in %*	72 *24%*	65 *26%*	166 *22%*	153 *24%*
Operating expenses	30	33	91	93
Operating profit *in %*	42 *14%*	32 *13%*	75 10%	60 *9%*

Materials Handling – Highlights



US East/ Canada

- Revenues of 22.6 MUSD, up 2% versus last year; YTD revenues up 4% measured in USD, 5% in NOK
- Revenues are up despite a 6% decline in container volumes due to improved material marketing and PET processing activities in Canada





US West/ California

- Revenues of 24.0 MUSD, up 47% versus last year; YTD revenues up 31% measured in USD, 32% in NOK
- Growth in third quarter driven by 14% container volume growth, third party processing volume growth and attractive commodity prices





Change in deposit legislation in California





Development in recycling rates in California
Percent of sold containers
Aluminum
All*
Glass
PET
80
75
70
65
60
55
50
45
40
35
30
2000
2001
2002
2003
2004
2005

- **California has an ambition to recycle 70% of all beverage containers sold**
- **To get to 70% recycling rates, the state of California has decided to increase the redemption value from 4/8 cents to 5/10 cents from 1 January 2007**
- **Increased volumes will have a positive impact on TOMRA's operations**

Value of deposit increased from 2.5 and 5 cents to 4 and 8 cents

* Includes aluminum, glass, PET and other metals and plastic materials
Source: State of California Resources Agency



Helping the world recycle
TOMRA

Industrial Processing Technology

Industrial Processing Technology – Financials

Figures in NOK million	3Q 2006	3Q 2005*	YTD 2006	YTD 2005*
Revenues	127	95	349	262
• Nordic	14	21	43	56
• Central Europe & UK	64	48	195	129
• Rest of Europe	27	12	55	29
• US/Canada	10	0	18	13
• Rest of World	12	14	38	35
Gross contribution	63	45	168	121
In %	*50%*	*47%*	*48%*	*46%*
Operating expenses	41	30	113	103
Operating profit	20	15	55	18
In %	*16%*	*16%*	*16%*	*7%*
Excluding 2005 restructuring charges				
Gross contribution	63	45	168	121
Gross contribution margin	*50%*	*47%*	*48%*	*46%*
Operating expenses	41	30	113	100
Operating profit	20	15	55	21
Operating profit margin	*16%*	*16%*	*16%*	*8%*

* Not including CommoDAS, which was included as of 1 July 2006

Industrial Processing Technology – Highlights



Recognition & sorting

- Continued profitable growth in TiTech
  - Year-to-date revenues up 54% versus last year
  - Record order backlog
- CommoDaS with positive contribution
  - Positive sales development and sound order backlog
  - Healthy profit margin



Volume reduction

- Highest order backlog in 3 years
- Year-to-date revenues up 7% versus last year
- Positive contribution to operating profits



Industrial Processing Technology - Order book




Order book value*
NOK million
140
120
100
80
60
40
20
0
**
1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06

* Based on currency rates as of 30 September 2006
** Includes ~25 MNOK from CommoDaS




Helping the world recycle
TOMRA
TESCO
Recycling

Development Initiatives

Development initiatives – Status update

UK



- Installation sites defined
- Production of centers initiated
- First center to be installed in October/ November

Japan



- 27 RVMs in 6 wards in Tokyo now installed (~125 in total in Japan)
- Several machines to be installed in fourth quarter this year
- On average each machine in Tokyo collects close to 700 units per day

Greece



- First recycling centers opened in Athens in August by TOMRA's partner
- Remaining centres will follow Q4 2006 and in Q1/Q2 2007

Capital Markets Day in Oslo 9 November to provide more details on non-deposit opportunities

TOMRA

NFF (The Norwegian Society of Financial Analysts) will host a capital markets day for TOMRA on 9 November 2006

Time:	*Thursday 9 November, 09:00-12:30 (breakfast served from 08:30)*
Location:	*Felix Konferansesenter, Aker Brygge, Oslo, Norway*
Subject:	*Growth in non-deposit markets*
Presenters:	*Amund Skarholt, CEO* *Trond K. Johannessen, SVP Business Development* *Terje Hanserud, SVP* *Rune Marthinussen, Managing Director TiTech Visionsort* *Håkon Volldal, VP Investor Relations & Business Development*
Moderators:	*Ketil Skjåk, Enskilda Securities* *Merete Opedal, Portfolio manager, AFA, Storebrand Kapitalforvaltning*
Registration:	*By 8 November 2006 to NFF*
More information:	*www.finansanalytiker.no/default.asp?side=aktiv_presinv/tomra.htm*


Helping the world recycle
TOMRA

Outlook

Sales to Germany in the short term

TOMRA

- There are approximately 13,000 machines left to be awarded before end of 2008
  - The total market is estimated to be 30,000 machines
  - 17,000 machines have been ordered so far
- The split of orders between 2007 and 2008 is difficult to predict
  - Ongoing tests with new customers – timing unknown
  - Additional volumes from existing customers – timing unknown
- Upgrades/replacement of refillable machines a key priority for 2007
- Actual TOMRA sales will depend on market share and timing of orders, but it will be challenging to match 2006 volumes in 2007

TOMRA has several big growth opportunities

TOMRA

INDICATIVE & ILLUSTRATIVE


High probability
INITIAL TESCO ROLL OUT
DRS COMPACTORS IN DENMARK
INCREASING SERVICE REVENUES (CORE+GERMANY)
EXPANDED DEPOSIT LEGISLATION IN FINLAND
STRONG DEMAND FOR IPT SOLUTIONS
BROADER APPLICATION OF IPT SOLUTIONS
HIGH VOLUME AVAILABLE WITHIN CALIFORNIAN INFRASTRUCTURE
Medium probability
EXPANDED TESCO ROLL OUT
JAPAN ROLL OUT
NON-DEPOSIT/TRC LIKE SOLUTIONS NEW COUNTRIES
(NORDIC RETAIL CONSOLIDATION)
RVM REPLACEMENT
Political decisions...
DEPOSIT WATER NY/CT
DEPOSIT INITIATIVES HOLLAND/AUSTRALIA/US/EASTERN EUROPE
DEPOSIT IN NEW COUNTRIES/STATES
2007
2008
2009
2010
2011

As a result of the many growth opportunities, the base business is expected to continue to develop very favorably

TOMRA

	YTD 06 vs. YTD 05 (ex. Germany)	2007 and onwards (ex. Germany)
Revenues	14% growth	>10% growth
Gross margin	Stable	Stable
Opex	Reduced	4-8% increase
EBIT	~40% increase	15-25% increase

TOMRA SYSTEMS ASA 082 - 03334



TOMRA's growth aspiration

INDICATIVE & ILLUSTRATIVE


Conceptual EBIT development for TOMRA – not scaled
MNOK
Surplus EBIT from sale of RVMs to Germany
Future development dependent on German volumes and timing of orders
With Germany
Base business
TOMRA's profits declined from ~450 MNOK in 2000 to ~200 MNOK in 2005
Significant growth expected:
15-25% annual EBIT growth
2005

Summing up TOMRA's growth strategy

TOMRA

- TOMRA has a solid and diversified portfolio of growth opportunities within current strategic scope
- Growth is now less dependent on introduction of deposit and certain legislative frameworks than in the past
- TOMRA's focus will be on nurturing the base business in order to achieve strong organic growth and create operational leverage
- There will still be markets that decide to introduce deposit as the optimal recycling mechanism, and this will create surplus revenue and profit growth for TOMRA in certain periods


Helping the world recycle
TOMRA

www.tomra.com

Third quarter 2006

Addendum slide - Major shareholders*



1.	Folketrygdfondet	16 886 300	9.7%
2.	Orkla ASA	16 541 000	9.5%
3.	State Street Bank & Client Omnibus D	5 883 103	3.4%
4.	Danske Bank A/S	4 786 000	2.8%
5.	Clearstream Banking CID Dept, Frankfurt	3 618 124	2.1%
6.	Tomra Systems ASA	3 084 100	1.8%
7.	Vital Forsikring ASA, DnB NOR Kapitalforvaltning	2 923 768	1.7%
8.	JP Morgan Chase Bank Clients Treaty Account	2 458 236	1.4%
9.	Skagen Vekst	2 300 000	1.3%
10.	Morgan Stanley & Co. Client Equity Account	2 049 165	1.2%
	SUB-TOTAL	**60 529 796**	**34.9%**
	Other shareholders	**113 112 068**	**65.1%**
	TOTAL (13,960 shareholders)	**173 641 864**	**100%**
	Total foreign ownership	**61 672 902**	**35.5%**

Addendum slide - Shareholders by nationality



1.	Norway	64.5%	13 165
2.	Great Britain	11.9%	78
3.	USA	6.3%	162
4.	Denmark	4.6%	61
5.	Luxembourg	3.9%	38
6.	Sweden	2.0%	113
7.	Switzerland	1.2%	17
8.	France	0.8%	19
9.	Holland	0.8%	56
10.	Germany	0.6%	92
	TOTAL	**96.7%**	**13 801**

06.10.06 07:38 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 255,000 own shares at an average price of NOK 40.71 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,458,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5. oktober 2006
Tomra Systems ASA

04.10.06 08:32 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 119,000 own shares at an average price of NOK 39.96 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,203,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 3. oktober 2006
Tomra Systems ASA

27.09.06 07:38 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 83,000 own shares at an average price of NOK 38.73 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,084,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 26 September 2006
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: | Ant meldinger: 25 | Fra: 26.09.2
Meldingstype: MELDEPLIKTIG HANDEL | Til: 26.09.2

26.09.06 08:41 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 188,000 own shares at an average price of NOK 38.75 per share at Oslo Stock Exchange. After this transaction Tomra holds 3,001,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 25 September 2006
Tomra Systems ASA

Ragnhild Ringheim

From: ASK-IR

Sent: 25. september 2006 12:35

To: ASK-IR

Subject: Tomra Systems (NO) - TOMRA - Invitation to 3Q 2006 presentation


TOMRA

Published: 12:34 25.09.2006 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

TOMRA - Invitation to 3Q 2006 presentation

TOMRA's third quarter 2006 results will be released on Tuesday 17 October 2006. The written material will be available from 16:35 CET at www.tomra.com (under the investor relations section), www.oslobors.no, www.huginonline.com and at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo.

President & CEO Amund Skarholt will present the results at 16:45 CET. The presentation will be held in English and take place at Høyres Hus, Stortingsgaten 20 (6th floor), Oslo. A live broadcast of the presentation will be available on www.tomra.com and www.oslobors.no/webcast. A recorded version of the presentation will also be available after the broadcast has concluded.

Asker, 25 September 2006
Tomra Systems ASA